UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full name of registrant:	Cavico Corp.

Former name if applicable:

Address of principal executive office:	17011 Beach Blvd., Suite 1230

City, state and zip code:	Huntington Beach, CA 92647

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR. or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c )has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-Q for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Ha Quang Bui, Chief Executive Officer	(714) 843-5456

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

☐ Yes ☒ No

Cavico Corp. has not yet filed its Form 10-K for the year ended December 31, 2010

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements  to  be  included  in  the subject report or portion thereof?

☐ Yes ☒ No

Cavico Corp.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2011	By:	/s/ Ha Quang Bui
Ha Quang Bui
Chief Executive Officer

3